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                                      EXHIBIT 4(E)
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     RESOLVED, that, subject to stockholder approval if required by applicable
Nasdaq rules, the Corporation shall pay, (i) on and as of the last day of the month in which the annual meeting of stockholders is held in each calendar year commencing 1998, to each non-employee director of the Corporation elected at such meeting, an annual retainer equal to a number of shares of Common Stock with a fair market value on such date (determined in a manner consistent with the provisions of the Corporation's 1994 Stock Option Plan) of $10,000, (ii) on and as of the last day of the month in which the 1998 Annual Meeting of Stockholders is held (the "1998 Issue Date"), to each person who served as a non-employee director of the Corporation from the time of the Corporation's initial public offering through the date of the 1998 Annual Meeting of Stockholders, a retainer equal to the number of shares of Common Stock with a fair market value of $10,000 (determined in a manner consistent with the provisions of the Corporation's 1994 Stock Option Plan) based on the higher of
(A) the fair market value per share of Common Stock on September 19, 1997 and
(B) the fair market value per share of Common Stock on the 1998 Issue Date, and
(iii) on and as of the last day of the month in which any newly appointed non-employee director is appointed after the annual meeting of stockholders in any year (provided that such director is appointed to serve for a period of at least six months prior to the next annual meeting of stockholders), to such newly appointed director, a retainer equal to a number of shares of Common Stock with a fair market value on such date (determined in a manner consistent with the provisions of the Corporation's 1994 Stock Option Plan) of $10,000; and it was further

     RESOLVED, that, commencing on the date of the 1998 Annual Meeting of Stockholders, the Corporation pay to each non-employee director attending (either in person or via conference telephone call) any regular or special meeting of the Board of Directors of the Corporation, a cash fee of $1,000; and it was further

     RESOLVED, that, commencing on the date of the 1998 Annual Meeting of Stockholders, the Corporation pay to each non-employee director attending (either in person or via conference telephone call) any regular or special meeting of any Committee of the Board of Directors of the Corporation of which such director is a member, a cash fee of $500; provided, that no such fee shall be payable with respect to any Committee meeting if such meeting takes place on the same day as a regular or special meeting of the Board of Directors; and it was further

     RESOLVED, that the proper officers of the Corporation be, and each of them hereby is, authorized and empowered, in the name and on behalf of the Corporation, to execute all such documents or instruments, in order to carry out each of the foregoing resolutions and to effectuate the purposes and intents thereof.